EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Seelos Therapeutics, Inc.:

We consent to the use of our report dated March 17, 2020, with respect to the balance sheets of Seelos Therapeutics, Inc. as of December 31, 2019 and 2018, and the related statements of operations, stockholders' deficit, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively, the financial statements), incorporated by reference herein.

Our report dated March 17, 2020 contains an explanatory paragraph that states that Seelos Therapeutics, Inc. has suffered recurring losses from operations and has a net capital deficiency, which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

Short Hills, New Jersey
May 20, 2020